Exhibit 99.1

Santiago, May 26, 2015
GG/083/2015

Mr. Carlos Pavez Tolosa
Superintendent of Securities and Insurance
Present

RE: MATERIAL EVENT NOTICE

For your information:

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the Compilation of Norms of the Superintendency of Banks and Financial Institutions, and duly authorized by the meeting of the Board of Directors of CorpBanca held on May 26, 2015, we notify you of the following MATERIAL EVENT:

•	Additional Financial Adjustment Proposal

As a result of an agreement of the Board of Directors, dated as of May 19, 2015, Corpbanca proposed an additional financial adjustment to Itaú Unibanco Holding S.A. (“Itaú Unibanco”) in order to reduce the difference in valuation between CorpBanca and Banco Itaú Chile. A copy of the proposal forms an integral part of this material event and is attached hereto.

This proposal was made after a group of designated directors of CorpBanca met with representatives of Itaú Unibanco on May 18, 2015, as a result of a request by the Board of Directors of Corpbanca to Itaú Unibanco earlier this month.

On May 25, 2015, CorpBanca received from Itaú Unibanco a total rejection of the additional financial adjustment proposal referred to above.

•	Shareholders Meeting

The Board of Directors agreed to establish June 26, 2015, as the date of the extraordinary shareholders meeting to decide on the merger between CorpBanca and Banco Itaú Chile and the other related matters, including the distribution of the special dividend proposed by Itaú Unibanco.

The necessary background information for the shareholders meeting, including the opinion of the Board of Directors in respect to the merger and the notice of meeting, will be published in a timely manner.

Sincerely,

Cristián Canales Palacios
Acting Chief Executive Officer

Santiago, May 19, 2015

Messrs.
Itau Unibanco Holding S.A.

Dear Sirs:

We appreciate your representatives coming to Santiago for the meetings held yesterday at Corpbanca. However, we reiterate the content of the material event notice disclosed by Corpbanca on May 13, 2015.

Having said the above, in an effort to bridge the differences between the parties and after approval of the Board of Corpbanca in an Extraordinary Meeting held today, we submit for your consideration the following alternative financial adjustment:

•	In addition to the dividend approved and paid in March 2015, the shareholders of Corpbanca will receive an additional dividend, based on retained earnings, of US$400 million;

•	The shareholders of Banco Itaú Chile will unwind the approval of the 2014 earnings dividends and all such amounts will remain in Banco Itaú Chile on the effective date of the merger;

•
Regarding the 2015 earnings of each bank, regardless of the effective date of the merger (and as a one time exception to the draft of the Shareholders’ Agreement), (i) the shareholders of Corpbanca will receive as dividend 100% of such earnings, and (ii) the shareholders of Banco Itáu Chile will agree not to distribute any dividend and all such amounts will remain in Banco Itaú Chile on the effective date of the merger.

The final financial adjustment has become a material element on whether the Board can recommend the transaction when summoning the extraordinary shareholders’ meeting. As of today the Board intends to use the current audited financial statements and expert report for this purpose.

The Board of Corpbanca has a meeting scheduled for May 26, 2015 so we would appreciate a response no later than 7 pm on May 25, 2015.

Sincerely,

Gustavo Arriagada Morales	Hugo Verdegaal

José Luis Mardones Santander	Rafael Guilisasti Gana